May 24, 2006

John Antonio
President
Wellstar International, Inc.
6911 Pilliod Road
Holland, OH 43528

> **Re:** **Wellstar International, Inc.**
> **Amendment Nos. 2 and 3 to Registration Statement on Form SB-2**
> **Filed April 4, 2006 and May 9, 2006**
> **File No. 333-130295**

Dear Mr. Antonio:

We have the following comments to your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Front Cover Page of Registration Statement and Prospectus Cover Page

1. When you register common shares underlying a convertible instrument for resale on Form SB-2, the number of shares registered should not exceed the number underlying the instrument. If that number is not readily ascertainable, the number of shares registered should be based on your good faith estimate of the number of underlying shares. Please provide us your detailed calculations supporting the number of shares registered, including a clear identification of the events that must occur before the selling shareholders can acquire those shares and your analysis of why it is reasonable to assume that those events will occur. Please

also identify with specificity the exhibit number and the section number of the provision that governs the conversion terms you cite in response to this comment.

Prospectus Summary, page 5

2. We note your response to prior comment 2. Please file your Certificate of Amendment as an exhibit to the registration statement.

Use of Proceeds, page 14

3. We reissue prior comment 6 with respect to your receipt of the second tranche.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 19

4. We note from your financial statements that you recorded a $550,000 charge related to your convertible debentures. Revise your MD&A to provide details of this charge. Discuss whether the penalty has been paid and, if so, discuss whether it was paid in cash or stock. Revise your liquidity discussion to address the current and future impacts of this penalty. Finally, disclose what note(s) the prepayment penalty relates to.

Description of Business, page 20

Markets, page 23

5. We reissue prior comment 12, with respect to the cited reports and market statistics contained in this subsection.

Selling Stockholders, page 32

6. If you choose to retain two separate tables, please correct the second column's total in the first table. As currently presented, it includes the 225,000 shares of common stock being sold by your counsel even though such shares are not listed.

Interim Financial Statements

Notes to Consolidated Financial Statements

Note 3. Convertible Notes, page 11

7. We have reviewed your revised responses to prior comments 18 and 21 in your response letter filed May 9, 2006 and your revised disclosures. We note that you have determined that each of the $3 million convertible debt agreement and the $400,000 convertible note payable is not a conventional convertible instrument as defined in paragraph 4 of EITF 00-19, and after analysis of EITF 00-19, you have determined that the conversion feature and the warrants under each instrument do not meet the requirements to be recorded as equity instruments. In this regard, we have the following comments:

- Tell us why your financial statements continue to reflect accounting for the convertible debt instruments in accordance with EITF 98-5 and EITF 00-27. Please note that if you have determined that the conversion features should be accounted for as liabilities pursuant to EITF 00-19, then the accounting methodology prescribed by EIFT 98-5 and EITF 00-27 would not apply to the convertible debt agreements. Upon determination that the conversion features are not equity instruments pursuant to the provisions of EITF 00-19, the conversion features are required to be accounted for as embedded derivative liabilities at fair value pursuant to the guidance in SFAS 133. Under SFAS 133, the fair value of the embedded derivatives are estimated and recorded as liabilities on the dates of issuance, and are subsequently remeasured at the end of each reporting period. Any change in the fair market values is recorded as gains or losses in the statement of operations. Please revise your financial statements and related disclosures to comply with the applicable accounting guidance or tell us why you believe your current presentation is appropriate.

- We note that you have estimated the fair value of warrants issued in connection with the convertible debt instruments using the Black-Scholes method. We note that you have determined pursuant to EITF 00-19 that the free-standing warrants are also liabilities that should be measured at fair value and marked to market in accordance with SFAS 133. However, we do not see where you have presented the liabilities and any change in the fair value of the liabilities in your financial statements. Please revise or advise.

8. We note your response to prior comments 19 and 22. Please revise the notes to disclose the assumptions used in the Black-Scholes calculations.

9. We have reviewed your response to prior comment 20 and your revised disclosure to the Form SB-2. Since this registration statement has not been declared effective within 135 days from the October 31, 2005 closing date of the Securities Purchase Agreement, you have triggered an event of default under the agreement. As such, revise your balance sheet to present the entire outstanding balance under the agreement as a current obligation, or tell us why you believe the current presentation is appropriate.

Annual Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

10. We have reviewed your response to prior comment 27 and the revision to the audit report. It does not appear that dual dating for all of the notes to your annual financial statements satisfies the requirements of AU Sections 530.04 and 530.05. Please have your auditor revise the audit report to eliminate the dual dating and reflect a date upon which all significant adjustments to the financial statements were completed, or tell us why you feel the current presentation, which is dual dated for all of the notes to the financial statements is appropriate.

11. The current audit report does not contain an opinion with respect to the cumulative development state period. Please have your auditor revise its audit report to include an opinion on cumulative period financial statements audited.

Consolidated Statements of Changes in Stockholders' Equity, page F-4

12. We note that you incorporated your company and first sold shares on December 15, 1997. Revise to provide cumulative information regarding changes in your equity accounts from inception as required by paragraph 11 of SFAS 7.

General

13. We have reviewed your response to prior comment 28. Since you have determined that the TMI transaction was a purchase of assets pursuant to the guidance in EITF 98-3, revise your financial statements to present the value of the assets that you purchased and remove goodwill. Please note that it is not appropriate to record goodwill in the acquisition of assets. If you have concluded that there are no specific assets that qualify to be recorded as an asset on your balance sheet, then the purchase price should be expensed in the period of the acquisition. Please revise or advise.

Part II

Item 26. Recent Sales of Unregistered Securities, page 40

    14. We reissue prior comment 41 with respect to the value of consideration received. Please quantify the consideration you received from the transactions referenced in this section.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Kevin Vaughn, Senior Staff Accountant, at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Michele Gohlke, Branch Chief, at (202) 551-3327. Please contact Adélaja Heyliger at (202) 551-3636 or me at (202) 551-3444 with any other questions.

        Sincerely,

        Perry Hindin
        Special Counsel

cc: Darrin Ocasio, Esq.
        Sebastian Weiss, Esq.
        Sichenzia Ross Friedman Ference LLP
        212.930.9725